EXHIBIT 11
The following table sets forth the computation of basic and diluted earnings per share:

	(Expressed in U.S. Currency)
	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Numerator:
Net (loss)	$(406,069)	$(747,554)	$(843,977)	$(1,228,388)
Dividends on Series A preferred stock	(362)	(791)	(720)	(1,727)

Numerator for basic and diluted loss per share loss available to common shareholders	$(406,431)	$(748,345)	$(844,697)	$(1,230,115)

Denominator:
Denominator for basic loss per share-weighted average shares outstanding	12,637,735	12,942,638	12,637,735	13,177,491
Effect of dilutive securities	—	—	—	—
Warrants	—	—	—	—

Dilutive potential common shares denominator for diluted earnings (loss) per share adjusted weighter-average shares and assumed conversion	12,637,735	12,942,638	12,637,735	13,177,491

Basic (loss) per share	$(0.03)	$(0.06)	$(0.07)	$(0.09)

Diluted (loss) per share	$(0.03)	$(0.06)	$(0.07)	$(0.09)